Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended March 31,
Millions of dollars, except per share data	2007	2006
Sales and other operating revenues:
Trade	$5,632	$4,004
Related parties	157	414

	5,789	4,418
Operating costs and expenses:
Cost of sales	5,442	3,881
Selling, general and administrative expenses	150	107
Research and development expenses	18	18

	5,610	4,006

Operating income	179	412
Interest expense	(179)	(137)
Interest income	5	12
Other income, net	2	77

Income from continuing operations before equity investments and income taxes	7	364

Income (loss) from equity investments:
Houston Refining LP	—	91
Other	2	(1)

	2	90

Income from continuing operations before income taxes	9	454
Provision for income taxes	3	168

Income from continuing operations	6	286
Income from discontinued operations, net of tax	13	4

Net income	$19	$290

Earnings per share:
Income from continuing operations:
Basic	$0.03	$1.16

Diluted	$0.02	$1.10

Net income:
Basic	$0.08	$1.18

Diluted	$0.07	$1.12

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions, except shares and par value data	March 31, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$211	$401
Accounts receivable:
Trade, net	1,904	1,837
Related parties	92	95
Inventories	2,019	1,877
Prepaid expenses and other current assets	165	147
Deferred tax assets	103	102
Current assets held for sale	716	687

Total current assets	5,210	5,146

Property, plant and equipment, net	8,531	8,542
Investments and long-term receivables:
Investment in PO joint ventures	781	778
Other	119	115
Goodwill, net	1,373	1,332
Other assets, net	885	864
Long-term assets held for sale	1,097	1,069

Total assets	$17,996	$17,846

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$163	$18
Accounts payable:
Trade	2,012	1,785
Related parties	98	83
Accrued liabilities	931	980
Current liabilities associated with assets held for sale	316	341

Total current liabilities	3,520	3,207

Long-term debt	7,920	7,936
Other liabilities	1,319	1,453
Deferred income taxes	1,450	1,537
Long-term liabilities associated with assets held for sale	428	391
Commitments and contingencies
Minority interests	113	134
Stockholders’ equity:
Common stock, $1.00 par value, 420,000,000 shares authorized, 253,634,042 and 249,764,306 shares issued, respectively	254	250
Additional paid-in capital	3,315	3,248
Retained deficit	(370)	(330)
Accumulated other comprehensive income	68	42
Treasury stock, at cost, 744,186 and 793,736 shares, respectively	(21)	(22)

Total stockholders’ equity	3,246	3,188

Total liabilities and stockholders’ equity	$17,996	$17,846

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
Millions of dollars	2007	2006
Cash flows from operating activities:
Net income	$19	$290
Income from discontinued operations, net of tax	(13)	(4)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	213	156
Equity investments -
Amounts included in net income	(2)	(90)
Distributions of earnings	—	70
Deferred income taxes	(75)	76
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(54)	59
Inventories	(137)	(179)
Accounts payable	223	(24)
Other, net	(270)	(91)

Net cash provided by (used in) operating activities – continuing operations	(96)	263
Net cash used in operating activities – discontinued operations	(13)	—

Net cash provided by (used in) operating activities	(109)	263

Cash flows from investing activities:
Expenditures for property, plant and equipment	(141)	(38)
Acquisition of Houston Refining LP and related payments	(94)	—
Contributions and advances to affiliates	(12)	(37)

Net cash used in investing activities – continuing operations	(247)	(75)
Net cash used in investing activities – discontinued operations	(8)	(10)

Net cash used in investing activities	(255)	(85)

Cash flows from financing activities:
Net borrowings on revolving credit facility	145	—
Repayment of long-term debt	(8)	(443)
Dividends paid	(57)	(56)
Proceeds from and tax benefits of stock option exercises	63	2
Other, net	8	1

Net cash provided by (used in) financing activities – continuing operations	151	(496)
Net cash provided by (used in) financing activities – discontinued operations	24	(2)

Net cash provided by (used in) financing activities	175	(498)

Effect of exchange rate changes on cash	2	2

Decrease in cash and cash equivalents	(187)	(318)
Cash and cash equivalents at beginning of period	446	593

Cash and cash equivalents at end of period	259	275
Less: Cash and cash equivalents at end of period – discontinued operations	48	38

Cash and cash equivalents at end of period – continuing operations	$211	$237

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. Basis of Preparation

Lyondell Chemical Company (“LCC”), together with its consolidated subsidiaries (collectively, “Lyondell” or “the Company”), is a global manufacturer of chemicals and plastics, a refiner of heavy, high-sulfur crude oil and a significant producer of fuel products. As a result of Lyondell’s purchase of its partner’s 41.25% equity interest in, and Lyondell’s resulting 100% ownership of, Houston Refining LP (“Houston Refining”), the operations of Houston Refining are consolidated prospectively from August 16, 2006. Prior to August 16, 2006, Lyondell accounted for its investment in Houston Refining using the equity method (see Note 4 for additional information).

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the audited consolidated financial statements and notes thereto included in the Lyondell Chemical Company Annual Report on Form 10-K for the year ended December 31, 2006.

Certain previously reported amounts have been reclassified to present Lyondell’s inorganic chemicals business operations as discontinued operations and otherwise to conform to current period presentation. Unless otherwise indicated, information presented in the notes to the financial statements relates only to Lyondell’s continuing operations. Information related to Lyondell’s discontinued operations is presented in Note 3.

2. Accounting and Reporting Changes

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115, which permits election of fair value to measure many financial instruments and certain other items. SFAS No. 159 is effective for Lyondell beginning in 2008. Lyondell is currently evaluating whether it will elect the fair value option for any of its eligible financial instruments and other items.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The new standard defines fair value, establishes a framework for its measurement and expands disclosures about such measurements. For Lyondell, the standard will be effective beginning in 2008. Lyondell does not expect the application of SFAS No. 157 to have a material effect on its consolidated financial statements.

Lyondell adopted the provisions of FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN No. 48, Lyondell recognized a $47 million increase in the liability related to uncertain income tax positions, which was accounted for as a $41 million increase in goodwill related to the acquisition of Millennium Chemicals, Inc. (together with its consolidated subsidiaries “Millennium”), a $4 million increase in deferred tax assets and a $2 million increase of the January 1, 2007 balance of retained deficit (see Note 13).

3. Discontinued Operations

On February 23, 2007, Lyondell signed an agreement for a pending sale of Lyondell’s worldwide inorganic chemicals business for cash of $1.05 billion plus the assumption of specified liabilities. The amount will be adjusted based on the values of net working capital, cash and specified indebtedness as of the closing date. Closing is anticipated to occur in the second quarter of 2007.

The operations of the inorganic chemicals business have been classified as discontinued operations in the consolidated statements of income and cash flows and the assets and associated liabilities have been classified as held for sale in the consolidated balance sheets.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Discontinued Operations – (Continued)

Amounts included in income from discontinued operations are summarized as follows:

	Three Months Ended March 31,
Millions of dollars	2007	2006
Sales and other operating revenues	$333	$340

Income from discontinued operations	$19	$14
Provision for income taxes	6	10

Income from discontinued operations, net of tax	$13	$4

The assets and liabilities of the inorganic chemicals business classified as held for sale are summarized as follows:

Millions of dollars	March 31, 2007	December 31, 2006
Cash	$48	$45
Inventories	396	381
Other current assets	272	261

Total current assets	716	687

Property, plant and equipment, net	623	604
Goodwill, net	316	316
Other noncurrent assets, net	158	149

Total long-term assets	1,097	1,069

Total assets	$1,813	$1,756

Current maturities of long-term debt	$3	$4
Other current liabilities	313	337

Total current liabilities	316	341

Long-term debt	111	82
Other noncurrent liabilities	275	269
Minority interest	42	40

Total long-term liabilities	428	391

Total liabilities	$744	$732

Additionally, stockholders’ equity includes accumulated other comprehensive income of discontinued operations at March 31, 2007 and December 31, 2006 of $64 million and $55 million, respectively.

4. Equity Interest and Acquisition of Houston Refining LP

On August 16, 2006, Lyondell purchased CITGO Petroleum Corporation’s (“CITGO”) 41.25% ownership interest in Houston Refining. As a result of the acquisition, Houston Refining became a wholly owned, consolidated subsidiary of Lyondell.

Houston Refining owns and operates a full conversion refinery located in Houston, Texas, which has the ability to process approximately 268,000 barrels per day of lower cost, heavy, high sulfur crude oil.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Equity Interest and Acquisition of Houston Refining LP—(Continued)

During the three months ended March 31, 2007, Lyondell reimbursed CITGO, as provided for in the transaction agreement, for $94 million of taxes, which Lyondell previously estimated at $97 million, resulting in a $3 million reduction to the purchase price allocated to property, plant and equipment.

Prior to the acquisition, Lyondell held a 58.75% equity-basis investment in Houston Refining and, because the partners jointly controlled certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of executive management of the partnership, Lyondell accounted for its investment in Houston Refining using the equity method.

Summarized financial information for Houston Refining follows for the relevant period prior to August 16, 2006:

Millions of dollars	For the three months ended March 31, 2006
STATEMENT OF INCOME
Sales and other operating revenues	$2,094
Cost of sales	1,915
Selling, general and administrative expenses	17

Operating income	162
Interest expense, net	(11)

Net income	$151

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Equity Interest and Acquisition of Houston Refining LP – (Continued)

As a partnership, Houston Refining is not subject to federal income taxes. Houston Refining’s selling, general and administrative expenses for the three months ended March 31, 2006 included an $8 million charge representing reimbursement to Lyondell of legal fees and expenses paid by Lyondell on behalf of Houston Refining in connection with the settlement discussed below.

Lyondell’s income from its investment in Houston Refining prior to August 16, 2006 consisted of Lyondell’s share of Houston Refining’s net income and accretion of Lyondell’s investment in Houston Refining up to its underlying equity in Houston Refining’s net assets.

For the three months ended March 31, 2006, Lyondell’s income included $74 million in “Other income, net” representing the net payments received by Lyondell, including reimbursement of legal fees and expenses from Houston Refining referred to above, in settlement of all disputes among Lyondell, CITGO and Petróleos de Venezuela, S.A. (“PDVSA”) and their respective affiliates.

5. Charges Related to Toluene Diisocyanate Plant

Lyondell ceased production of toluene diisocyanate (“TDI”) at the Lake Charles, Louisiana TDI plant in the third quarter of 2005.

The following table summarizes estimates of charges that Lyondell expects to incur subsequent to September 30, 2005 related to the Lake Charles TDI facility including actual costs incurred through March 31, 2007.

Millions of dollars	Facility Costs	Employee Termination Benefits	Other Costs	Total
Estimates of charges to be recognized subsequent to September 30, 2005	$22	$14	$8	$44

Amounts settled during the years ended December 31:
2005	(6)	—	(3)	(9)
2006	(4)	(13)	(1)	(18)
Amounts settled during the three months ended March 31, 2007	—	(1)	—	(1)
Accrued liabilities as of March 31, 2007	—	—	—	—

Estimate of remaining charges as of March 31, 2007	$12	$—	$4	$16

Facility costs include plant decommissioning and demolition activities; other costs include the costs of terminating contracts.

In addition, there are multiple commercial arrangements associated with the Lake Charles TDI facility for which the costs and timing of resolution are uncertain. Results of operations for the first quarter 2007 reflect a charge of $62 million, before tax, associated with these commercial arrangements. Any additional costs that may be incurred are not expected to be material to Lyondell’s results of operations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investment in PO Joint Ventures

Lyondell, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”) and a separate joint venture for certain related PO technology. Bayer’s ownership interest represents ownership of 1.6 billion pounds of annual in-kind PO production of the U.S. PO Joint Venture. Lyondell takes in kind the remaining PO production and all co-product styrene monomer (“SM”) and tertiary butyl alcohol (“TBA”) production from the U.S. PO Joint Venture.

In addition, Lyondell and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which includes a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands. Lyondell and Bayer each are entitled to 50% of the PO and SM production of the European PO Joint Venture.

Changes in Lyondell’s investment in the U.S. and European PO joint ventures for the three-month periods ended March 31, 2006 and 2007 are summarized as follows:

Millions of dollars	U.S. PO Joint Venture	European PO Joint Venture	Total PO Joint Ventures
Investment in PO joint ventures – January 1, 2006	$518	$258	$776
Cash contributions	12	2	14
Depreciation and amortization	(8)	(3)	(11)
Effect of exchange rate changes	—	7	7

Investment in PO joint ventures – March 31, 2006	$522	$264	$786

Investment in PO joint ventures – January 1, 2007	$504	$274	$778
Cash contributions	9	3	12
Depreciation and amortization	(9)	(3)	(12)
Effect of exchange rate changes	—	3	3

Investment in PO joint ventures – March 31, 2007	$504	$277	$781

7. Accounts Receivable

Lyondell has two accounts receivable sales facilities totaling $750 million, which mature in November 2010, maintained by its wholly owned subsidiary, Equistar Chemicals, LP (together with its consolidated subsidiaries, “Equistar”), and by Lyondell Chemical Company. Pursuant to these facilities, Lyondell sells, through two wholly owned, bankruptcy-remote subsidiaries, on an ongoing basis and without recourse, interests in pools of domestic accounts receivable to financial institutions participating in the facilities. Lyondell is responsible for servicing the receivables. The aggregate amounts of outstanding receivables sold under the facilities were $125 million and $100 million as of March 31, 2007 and December 31, 2006.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Inventories

Inventories consisted of the following components:

Millions of dollars	March 31, 2007	December 31, 2006
Finished goods	$1,141	$1,093
Work-in-process	180	156
Raw materials	511	445
Materials and supplies	187	183

Total inventories	$2,019	$1,877

9. Property, Plant and Equipment and Goodwill

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	March 31, 2007	December 31, 2006
Land	$105	$104
Manufacturing facilities and equipment	12,239	12,124
Construction in progress	388	362

Total property, plant and equipment	12,732	12,590
Less accumulated depreciation	(4,201)	(4,048)

Property, plant and equipment, net	$8,531	$8,542

Depreciation and amortization expense is summarized as follows:

	For the three months ended March 31,
Millions of dollars	2007	2006
Property, plant and equipment	$165	$115
Investment in PO joint ventures	12	11
Turnaround costs	18	14
Patents and license costs	1	2
Software costs	7	7
Other	10	7

Total depreciation and amortization	$213	$156

Lyondell’s goodwill increased from $1,332 million at December 31, 2006 to $1,373 million at March 31, 2007 as a result of the adoption of FIN No. 48 (see Note 2).

10. Accounts Payable

Accounts payable at both March 31, 2007 and December 31, 2006 included liabilities in the amounts of $19 million for checks issued in excess of associated bank balances but not yet presented for collection.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Long-Term Debt

Lyondell’s long-term debt includes credit facilities and debt obligations maintained by Lyondell’s wholly owned subsidiaries, Equistar and Millennium, and by Lyondell Chemical Company without its consolidated subsidiaries (“LCC”). In some situations, such as references to financial ratios, the context may require that “LCC” refer to Lyondell Chemical Company and its consolidated subsidiaries other than Equistar and Millennium. LCC has not guaranteed the subsidiaries’ credit facilities or debt obligations, except for Equistar’s 7.55% Debentures due 2026 in the principal amount of $150 million.

Long-term debt consisted of the following:

Millions of dollars	March 31, 2007	December 31, 2006
Bank credit facilities:
LCC senior secured credit facility:
Term loan due 2013	$1,767	$1,771
$1,055 million revolving credit facility	145	—
Equistar $400 million inventory-based revolving credit facility	—	—

LCC notes and debentures:
Senior Secured Notes due 2012, 11.125% ($1 million of discount)	277	277
Senior Secured Notes due 2013, 10.5%	325	325
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8% ($1 million of discount)	224	224
Senior Unsecured Notes due 2014, 8%	875	875
Senior Unsecured Notes due 2016, 8.25%	900	900
Senior Subordinated Notes due 2009, 10.875%	500	500

Equistar notes and debentures:
Senior Notes due 2008, 10.125% ($13 million of premium)	713	716
Senior Notes due 2011, 10.625% ($26 million of premium)	726	727
Debentures due 2026, 7.55% ($14 million of discount)	136	135
Notes due 2009, 8.75% ($1 million of discount)	599	599

Millennium notes and debentures:
Senior Notes due 2008, 9.25% ($17 million of premium)	389	393
Senior Debentures due 2026, 7.625% ($3 million of premium)	244	249
Convertible Senior Debentures due 2023, 4% ($12 million of premium)	162	163
Other debt	1	—

Total	8,083	7,954
Less current maturities	(163)	(18)

Long-term debt	$7,920	$7,936

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Long-Term Debt – (Continued)

During the three months ended March 31, 2007, LCC obtained an amendment to its senior secured credit facility reducing the then-current interest rate from LIBOR plus 1.75% to LIBOR plus 1.50% and removing the financial ratio maintenance covenants from the term loan. In addition, LCC repaid $4 million principal amount of its term loan due 2013 and Millennium repaid $4 million principal amount of its 7.625% Senior Debentures due 2026.

On May 1, 2007, LCC obtained consents to a proposed amendment of a restrictive provision of the indenture related to its 10.5% Senior Secured Notes due 2013, which required LCC to refinance subordinated debt with new subordinated debt. The amendment permits the refinancing of subordinated debt with senior debt.

On May 2, 2007, Lyondell repaid $270 million principal amount of LCC’s 11.125% Senior Secured Notes due 2012 pursuant to a cash tender offer that expires May 15, 2007. In conjunction with the tender offer, on May 1, 2007, Lyondell obtained consents from holders of the 11.125% Senior Secured Notes to effect certain proposed amendments to the indenture governing the 11.125% Senior Secured Notes, including the elimination of substantially all the restrictive covenants, certain events of default and certain other provisions. Lyondell funded the tender offer with cash on hand and borrowings under its revolving credit facility.

As of March 31, 2007, based on a quarterly test related to the price of Lyondell common stock, Millennium’s 4% Convertible Senior Debentures were convertible into Lyondell common stock at a conversion rate of 74.758 Lyondell shares per one thousand dollar principal amount of the Debentures. The principal amount of Debentures that had been converted into shares of Lyondell common stock as of March 31, 2007 was not significant.

Current maturities of long-term debt at March 31, 2007 included $145 million of LCC’s $1,055 million revolving credit facility and $18 million of LCC’s term loan due 2013. At December 31, 2006, current maturities of long-term debt included $18 million of LCC’s term loan due 2013.

Amortization of debt premiums, including adjustments to fair values included in accounting for the acquisition of Millennium, and debt issuance costs resulted in a net credit of $4 million and $6 million for the three-month periods ended March 31, 2007 and 2006, respectively, that were included in interest expense in the Consolidated Statements of Income.

12. Pension and Other Postretirement Benefits

Net periodic pension benefits included the following cost components for the three months ended March 31:

	2007		2006
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Service cost	$13	$2	$11	$3
Interest cost	23	3	20	3
Recognized return on plan assets	(25)	(3)	(19)	(3)
Amortization	4	—	6	1

Net periodic pension benefit cost	$15	$2	$18	$4

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Pension and Other Postretirement Benefits – (Continued)

Net periodic other postretirement benefits, which are provided to U.S. employees, included the following cost components for the three months ended March 31:

Millions of dollars	2007	2006
Service cost	$1	$1
Interest cost	4	3
Amortization	(2)	(1)

Net periodic benefit cost	$3	$3

13. Uncertain Income Tax Positions

Certain income tax returns of Lyondell and various of its subsidiaries are under examination by the Internal Revenue Service (“IRS”) and various non-U.S. and state tax authorities. In many cases, these audits may result in proposed assessments by the tax authorities. Lyondell believes that its tax positions comply with applicable tax law and intends to defend its positions through appropriate administrative and judicial processes.

Tax benefits totaling $179 million relating to uncertain tax positions taken in prior years are unrecognized as of January 1, 2007 (see Note 2). No event occurred during the quarter ended March 31, 2007 that materially changed the amount of unrecognized benefits.

A substantial portion of these uncertainties relate to passive foreign income for the years 1997 to 2001 and related capital loss benefits that were subsequently recognized. IRS audit examination of the matter has been completed, and it is now in the administrative appeals process. It is reasonably possible that the matter may be settled in 2007 and result in a significant reduction of the amount of unrecognized tax benefits. With the exception of the preceding issue, Lyondell is no longer subject to any significant income tax examinations by tax authorities for years prior to 2002.

Lyondell recognizes interest accrued related to uncertain income tax positions in interest expense. Lyondell’s accrued liability for interest as of January 1, 2007 was $86 million. The noncurrent portion of liabilities for uncertain income tax positions and related interest are classified as “Other liabilities” in the consolidated balance sheets.

14. Commitments and Contingencies

Asset Retirement Obligation—Lyondell believes that there are asset retirement obligations associated with some of its facilities, but that the present value of those obligations normally is not material in the context of an indefinite expected life of the facilities. Lyondell continually reviews the optimal future alternatives for its facilities. In many cases, the amount and timing of costs, if any, that may be incurred as a result of such reviews are not known and no decisions have been reached, but if a decision were reached, in accordance with local laws and customs, to retire one or more facilities in the foreseeable future, the asset retirement costs could range from $0 to $30 million, depending upon the scope of the required work and other factors. At March 31, 2007, the balance of the liability that had been recognized for all asset retirement obligations was $12 million. In addition, any decision to retire a facility would result in other costs, including employment related costs.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Commitments and Contingencies – (Continued)

Environmental Remediation—Lyondell’s accrued liability for future environmental remediation costs at current and former plant sites and other remediation sites totaled $174 million and $176 million as of March 31, 2007 and December 31, 2006, respectively. The remediation expenditures are expected to occur over a number of years, and not to be concentrated in any single year. In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

The following table summarizes the activity in Lyondell’s accrued environmental liability for the three months ended March 31:

Millions of dollars	2007	2006
Balance at January 1	$176	$171
Additional provisions	1	4
Amounts paid	(3)	(3)

Balance at March 31	$174	$172

The liabilities for individual sites range from less than $1 million to $105 million. The $105 million liability relates to the Kalamazoo River Superfund Site.

A Millennium subsidiary has been identified as a Potential Responsible Party (“PRP”) with respect to the Kalamazoo River Superfund Site. The site involves cleanup of river sediments and floodplain soils contaminated with polychlorinated biphenyls, cleanup of former paper mill operations, and cleanup and closure of landfills associated with the former paper mill operations. In 2000, the Kalamazoo River Study Group (the “KRSG”), of which the Millennium subsidiary and other PRPs are members, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study, which evaluated a number of remedial options for the river. The estimated costs for these remedial options ranged from $0 to $2.5 billion.

At the end of 2001, the U.S. Environmental Protection Agency (“EPA”) took lead responsibility for the river portion of the site at the request of the State of Michigan. In 2004, the EPA initiated a confidential process to facilitate discussions among the agency, the Millennium subsidiary, other PRPs, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees about the need for additional investigation activities and different possible approaches for addressing the contamination in and along the Kalamazoo River. These discussions are continuing.

As of March 31, 2007, the probable future remediation spending associated with the river cannot be determined with certainty. Although the KRSG study identified a broad range of remedial options, not all of those options would represent reasonably possible outcomes. Management does not believe that it can identify a single remedy among those options that would represent the highest-cost reasonably possible outcome. However, in 2004, Lyondell recognized a liability representing Millennium’s interim allocation of 55% of the $73 million total of estimated cost of riverbank stabilization, recommended as the preferred remedy in 2000 by the KRSG study, and of certain other costs. At March 31, 2007, the balance of this liability was $57 million.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Commitments and Contingencies – (Continued)

In addition, in 2004, Lyondell recognized a liability primarily related to Millennium’s estimated share of remediation costs for two former paper mill sites and associated landfills, which are also part of the Kalamazoo River Superfund Site. At March 31, 2007, the balance of the liability was $48 million. Although no final agreement has been reached as to the ultimate remedy for these locations, Millennium has begun remediation activity related to these sites.

Millennium’s ultimate liability for the Kalamazoo River Superfund Site will depend on many factors that have not yet been determined, including the ultimate remedy selected, the determination of natural resource damages, the number and financial viability of the other PRPs, and the determination of the final allocation among the PRPs.

The balance at March 31, 2007 of Millennium remediation liabilities related to Millennium sites other than the Kalamazoo River Superfund Site was $40 million.

MTBE—The presence of MTBE in some water supplies in certain U.S. states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft led to public concern about the use of MTBE and resulted in U.S. federal and state governmental initiatives to reduce or ban the use of MTBE. Substantially all refiners and blenders have discontinued the use of MTBE in the U.S.

Accordingly, Lyondell is marketing its U.S.-produced MTBE for use outside of the U.S. However, there are higher distribution costs and import duties associated with exporting MTBE outside of the U.S., and the increased supply of MTBE may reduce profitability of MTBE in these export markets. Lyondell’s U.S.-based and European-based MTBE plants generally have the flexibility to produce either MTBE or ethyl tertiary butyl ether (“ETBE”) to accommodate market needs. Lyondell produces and sells ETBE in Europe to address Europe’s growing demand for biofuels. In addition, during the fourth quarter of 2006, Lyondell installed equipment at its Channelview, Texas facility to provide Lyondell with the flexibility to produce an alternative gasoline blending component known as iso-octene (also known as “di-isobutylene” or “DIB”) or either MTBE or ETBE at that facility in the future. The facility began producing iso-octene during the fourth quarter of 2006, but experienced equipment limitations that negatively affected operability and reliability. As a result, the facility has returned to MTBE production while the modifications necessary to ensure reliable iso-octene production are defined. Any decision to return to iso-octene production will depend on timing and cost of the required modifications, and product decisions will continue to be influenced by regulatory and market developments. The profit contribution related to iso-octene may be lower than that historically realized on MTBE. In addition, iso-octene is a new product without an established history.

Litigation—On April 12, 2005, BASF Corporation (“BASF”) filed a lawsuit in New Jersey against Lyondell asserting various claims relating to alleged breaches of a PO sales contract and seeking damages in excess of $100 million. A trial date of June 18, 2007 has been set. Management believes that it has valid defenses to all claims and is vigorously defending them. Management does not expect the resolution of the claims to result in any material adverse effect on the financial position, liquidity or results of operations of Lyondell.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Commitments and Contingencies – (Continued)

Together with alleged past manufacturers of lead-based paint and lead pigments for use in paint, Millennium has been named as a defendant in various legal proceedings alleging personal injury, property damage, and remediation costs allegedly associated with the use of these products. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, equitable relief such as abatement of lead-based paint in buildings. Legal proceedings relating to lead pigment or paint are in various trial stages and post-dismissal settings, some of which are on appeal.

One legal proceeding relating to lead pigment or paint was tried in 2002. On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a “public nuisance.” The re-trial of this case began on November 1, 2005. On February 22, 2006, a jury returned a verdict in favor of the State of Rhode Island finding that the cumulative presence of lead pigments in paints and coatings on buildings in the state constitutes a public nuisance; that a Millennium subsidiary, Millennium Holdings LLC, and other defendants either caused or substantially contributed to the creation of the public nuisance; and that those defendants, including the Millennium subsidiary, should be ordered to abate the public nuisance. On February 28, 2006, the judge held that the state could not proceed with its claim for punitive damages. On February 26, 2007, the court issued its decision denying the post-verdict motions of the defendants, including Millennium, for a mistrial or a new trial. The court concluded that it would enter an order of abatement and appoint a special master to assist the court in determining the scope of the abatement remedy. On March 16, 2007, the court entered a final judgment on the jury’s verdict. On March 20, 2007, Millennium filed its notice of appeal with the Rhode Island Supreme Court.

Millennium’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. Millennium has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. Millennium’s ability to collect under the indemnity coverage would depend upon, among other things, the resolution of certain potential coverage defenses that the insurers are likely to assert and the solvency of the various insurance carriers that are part of the coverage block at the time of such a request.

While Lyondell believes that Millennium has valid defenses to all the lead-based paint and lead pigment proceedings and is vigorously defending them, litigation is inherently subject to many uncertainties. Any liability that Millennium may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Commitments and Contingencies – (Continued)

Indemnification—Lyondell and its joint ventures are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation of joint ventures. For example, Lyondell entered into indemnification arrangements in connection with the transfer of assets and liabilities from Atlantic Richfield Company to Lyondell prior to Lyondell’s initial public offering and in connection with Lyondell’s acquisition of the outstanding shares of ARCO Chemical Company; Equistar and its owner companies (including Lyondell and Millennium) entered into indemnification arrangements in connection with the formation of Equistar; and Millennium entered into indemnification arrangements in connection with its demerger from Hanson plc. Pursuant to these arrangements, Lyondell and its joint ventures provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third party claims relating to environmental and tax matters and various types of litigation. As of March 31, 2007, Lyondell has not accrued any significant amounts for such indemnification obligations, and is not aware of other circumstances that would be likely to lead to significant future indemnification claims against Lyondell. Lyondell cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

Other—Lyondell and its joint ventures are, from time to time, defendants in lawsuits and other commercial disputes, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of any liability and resulting financial impact with respect to any such matters cannot be ascertained with any degree of certainty, management does not believe that any ultimate uninsured liability resulting from these matters in which it, its subsidiaries or its joint ventures currently are involved will, individually or in the aggregate, have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

General—In the opinion of management, the matters discussed in this note are not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

15. Stockholders’ Equity

In January 2007, Occidental Chemical Holding Corporation, a subsidiary of Occidental (“OCHC”), notified Lyondell that it was exercising the warrant held by OCHC for the purchase of 5 million shares of Lyondell common stock for $25 per share. The terms of the warrant provided that Lyondell could elect to net settle the exercise by delivering that number of shares of Lyondell common stock having a market value equal to the difference between the exercise price and the market price. In February 2007, pursuant to the terms of the warrant, OCHC received a net payment of 682,210 shares of Lyondell common stock, having a value of $20 million. OCHC owns an 8.5% equity interest in Lyondell.

The tax benefits of stock options exercised during the three months ended March 31, 2007 and 2006 were $15 million and less than $1 million, respectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Per Share Data

Basic earnings per share for the periods presented is computed based upon the weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding stock options and warrants and restricted stock. Additionally, diluted earnings per share for the three months ended March 31, 2007 and 2006 include the effect of the assumed conversion of Millennium’s 4% Convertible Senior Debentures into Lyondell common stock.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended March 31,
In millions	2007	2006
Income from continuing operations	$6	$286
After-tax interest expense on 4% Convertible Senior Debentures	1	1

Income from continuing operations, assuming conversion of 4% Convertible Senior Debentures	7	287
Income from discontinued operations, net of tax	13	4

Net income, assuming conversion of 4% Convertible Senior Debentures	$20	$291

In millions of shares
Basic weighted average shares	251.1	246.9
Effect of dilutive securities:
4% Convertible Senior Debentures	11.2	10.8
Stock options, warrants and restricted stock	1.4	1.6

Dilutive potential shares	263.7	259.3

Earnings per share:
Basic:
Continuing operations	$0.03	$1.16
Discontinued operations	0.05	0.02

	$0.08	$1.18

Diluted:
Continuing operations	$0.02	$1.10
Discontinued operations	0.05	0.02

	$0.07	$1.12

Antidilutive stock options and warrants in millions	0.8	6.2

Dividends declared per share of common stock	$0.225	$0.225

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Comprehensive Income

The components of comprehensive income were as follows:

	For the three months ended March 31,
Millions of dollars	2007	2006
Net income	$19	$290
Other comprehensive income:
Continuing operations – foreign currency translation, net of tax of $ 3 million and $ 4 million, respectively	17	32
Discontinued operations – foreign currency translation	9	18

Total other comprehensive income	26	50

Comprehensive income	$45	$340

18. Segment and Related Information

Lyondell operates in three reportable segments:

•

Ethylene, co-products and derivatives (“EC&D”), primarily manufacturing and marketing of ethylene; its co-products, including propylene, butadiene and aromatics; and derivatives, including ethylene oxide, ethylene glycol, polyethylene and vinyl acetate monomer;

•

Propylene oxide and related products (“PO&RP”), including manufacturing and marketing of PO; co-products SM and TBA with its derivatives, MTBE, ETBE and isobutylene; PO derivatives, including propylene glycol, propylene glycol ethers and butanediol; and TDI; and

•	Refining.

Through August 15, 2006, the refining segment consisted of Lyondell’s equity investment in Houston Refining (see Note 4). The operations of Houston Refining are consolidated prospectively from August 16, 2006, and include the effects of Lyondell’s acquisition from that date.

On February 23, 2007, Lyondell signed an agreement for a pending sale of Lyondell’s worldwide inorganic chemicals business (see Note 3) and substantially all of the inorganic chemicals segment was reclassified as a discontinued operation.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Segment and Related Information – (Continued)

Summarized financial information concerning reportable segments is shown in the following table for the three months ended:

Millions of dollars	EC&D	PO&RP	Refining	Other	Total
March 31, 2007
Sales and other operating revenues:
Customer	$2,381	$1,685	$1,692	$31	$5,789
Intersegment	610	73	192	(875)	—

	2,991	1,758	1,884	(844)	5,789
Operating income (loss)	77	27	78	(3)	179
Income from equity investments	—	2	—	—	2

March 31, 2006
Sales and other operating revenues:
Customer	$2,806	$1,583	$—	$29	$4,418
Intersegment	346	61	—	(407)	—

	3,152	1,644	—	(378)	4,418
Operating income (loss)	299	117	—	(4)	412
Income (loss) from equity investments	—	(1)	91	—	90

Sales and other operating revenues and operating income in the “Other” column above include elimination of intersegment transactions and businesses that are not reportable segments.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Supplemental Guarantor Information

Certain Lyondell entities are guarantors, jointly and severally, of the following LCC debt (see Note 11):

•	Senior Secured Notes due 2012, 11.125%

•	Senior Secured Notes due 2013, 10.5%

•	Senior Unsecured Notes due 2014, 8%

•	Senior Unsecured Notes due 2016, 8.25%, and

•	Senior Subordinated Notes due 2009, 10.875%.

Guarantors include certain Lyondell subsidiaries, which have direct and indirect investments in Lyondell’s chemical production facilities in the U.S., The Netherlands and France; certain Lyondell entities, which hold and license technology to other Lyondell affiliates and to third parties, make loans to other Lyondell affiliates or which own equity interests in Equistar and Houston Refining; and, from August 16, 2006, Houston Refining.

The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional.

Equistar is the issuer of 7.55% Debentures due 2026, which are guaranteed by LCC.

As a result of Lyondell’s purchase of its partner’s 41.25% equity interest in Houston Refining and Lyondell’s resulting 100% ownership of Houston Refining, the operations of Houston Refining are consolidated prospectively from August 16, 2006. Prior to August 16, 2006, Lyondell accounted for its investment in Houston Refining using the equity method (see Note 4 for additional information).

The following condensed consolidating financial information present supplemental information as of March 31, 2007 and December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006. In this note, LCC refers to the parent company, Lyondell Chemical Company.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of March, 31, 2007

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Inventories	$313	$422	$755	$533	$(4)	$2,019
Accounts receivable – affiliates	3,325	1,636	246	491	(5,698)	—
Other current assets	263	281	1,048	883	—	2,475
Current assets held for sale	—	—	—	716	—	716
Property, plant and equipment, net	568	2,843	2,821	2,299	—	8,531
Investments and long-term receivables	5,546	3,688	63	1,276	(9,673)	900
Long-term receivables – affiliates	2,852	2,011	—	357	(5,220)	—
Goodwill, net	699	142	—	532	—	1,373
Other assets, net	263	161	281	180	—	885
Long-term assets held for sale	—	—	—	1,097	—	1,097

Total assets	$13,829	$11,184	$5,214	$8,364	$(20,595)	$17,996

Current maturities of long-term debt	$163	$—	$—	$—	$—	$163
Accounts payable – affiliates	2,191	2,451	135	920	(5,697)	—
Other current liabilities	520	683	1,024	814	—	3,041
Current liabilities associated with assets held for sale	—	—	—	316	—	316
Long-term debt	4,949	—	2,159	812	—	7,920
Long-term payables – affiliates	1,565	2,896	—	759	(5,220)	—
Other liabilities	483	90	380	366	—	1,319
Deferred income taxes	712	—	—	738	—	1,450
Long-term liabilities associated with assets held for sale	—	—	—	428	—	428
Minority interests	—	—	1	112	—	113
Stockholders’ equity	3,246	5,064	1,515	3,099	(9,678)	3,246

Total liabilities and stockholders’ equity	$13,829	$11,184	$5,214	$8,364	$(20,595)	$17,996

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

BALANCE SHEET

As of December 31, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Inventories	$246	$343	$809	$486	$(7)	$1,877
Accounts receivable – affiliates	3,223	1,644	221	510	(5,598)	—
Other current assets	308	337	1,128	809	—	2,582
Current assets held for sale	—	—	—	687	—	687
Property, plant and equipment, net	573	2,805	2,846	2,318	—	8,542
Investments and long-term receivables	5,685	3,686	59	1,299	(9,836)	893
Long-term receivables – affiliates	2,816	2,054	—	267	(5,137)	—
Goodwill, net	699	142	—	491	—	1,332
Other assets, net	268	118	296	182	—	864
Long-term assets held for sale	—	—	—	1,069	—	1,069

Total assets	$13,818	$11,129	$5,359	$8,118	$(20,578)	$17,846

Current maturities of long-term debt	$18	$—	$—	$—	$—	$18
Accounts payable – affiliates	2,192	2,402	174	830	(5,598)	—
Other current liabilities	663	587	1,043	555	—	2,848
Current liabilities associated with assets held for sale	—	—	—	341	—	341
Long-term debt	4,954	—	2,160	822	—	7,936
Long-term payables – affiliates	1,557	2,839	—	741	(5,137)	—
Other liabilities	456	118	377	502	—	1,453
Deferred income taxes	790	—	—	747	—	1,537
Long-term liabilities associated with assets held for sale	—	—	—	391	—	391
Minority interests	—	—	1	133	—	134
Stockholders’ equity	3,188	5,183	1,604	3,056	(9,843)	3,188

Total liabilities and stockholders’ equity	$13,818	$11,129	$5,359	$8,118	$(20,578)	$17,846

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the Three Months Ended March 31, 2007

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$920	$1,884	$2,869	$1,218	$(1,102)	$5,789
Cost of sales	942	1,801	2,738	1,063	(1,102)	5,442
Selling, general and administrative expenses	54	5	59	32	—	150
Research and development expenses	8	—	9	1	—	18

Operating income (loss)	(84)	78	63	122	—	179
Interest income (expense), net	(112)	1	(53)	(10)	—	(174)
Other income (expense), net	(1)	(1)	—	4	—	2
Income from equity investments	108	100	1	4	(211)	2
Intercompany income (expense)	11	37	—	(48)	—	—
(Provision for) benefit from income taxes	97	(75)	—	(25)	—	(3)
Income from discontinued operations, net of tax	—	—	—	13	—	13

Net income	$19	$140	$11	$60	$(211)	$19

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF INCOME

For the Three Months Ended March 31, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non-Guarantors	Eliminations	Consolidated
Sales and other operating revenues	$980	$—	$3,036	$926	$(524)	$4,418
Cost of sales	891	2	2,670	839	(521)	3,881
Selling, general and administrative expenses	32	—	48	27	—	107
Research and development expenses	10	—	8	—	—	18

Operating income (loss)	47	(2)	310	60	(3)	412
Interest income (expense), net	(70)	3	(53)	(5)	—	(125)
Other income (expense), net	(3)	74	(1)	7	—	77
Income from equity investments	292	353	—	74	(629)	90
Intercompany income (expense)	(29)	63	—	(34)	—	—
(Provision for) benefit from income taxes	53	(187)	—	(34)	—	(168)
Income from discontinued operations, net of tax	—	—	—	4	—	4

Net income	$290	$304	$256	$72	$(632)	$290

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2007

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities – continuing operations	$(352)	$62	$23	$82	$89	$(96)
Net cash used in operating activities – discontinued operations	—	—	—	(13)	—	(13)

Net cash provided by (used in) operating activities	(352)	62	23	69	89	(109)

Expenditures for property, plant and equipment	(5)	(90)	(38)	(8)	—	(141)
Acquisition of Houston Refining LP and related payments	(94)	—	—	—	—	(94)
Distributions from affiliates in excess of earnings	257	257	—	27	(541)	—
Contributions and advances to affiliates	(12)	—	—	—	—	(12)
Loans to affiliates	—	56	—	(65)	9	—

Net cash provided by (used in) investing activities – continuing operations	146	223	(38)	(46)	(532)	(247)
Net cash used in investing activities – discontinued operations	—	—	—	(8)	—	(8)

Net cash provided by (used in) investing activities	146	223	(38)	(54)	(532)	(255)

Net borrowings on revolving credit facility	145	—	—	—	—	145
Repayment of long-term debt	(4)	—	—	(4)	—	(8)
Proceeds from notes payable to affiliates	9	—	—	—	(9)	—
Dividends paid	(57)	(87)	—	—	87	(57)
Proceeds from and tax benefits of stock option exercises	63	—	—	—	—	63
Distributions to owners	—	(265)	(100)	—	365	—
Other, net	(2)	—	9	1	—	8

Net cash provided by (used in) financing activities – continuing operations	154	(352)	(91)	(3)	443	151
Net cash provided by financing activities – discontinued operations	—	—	—	24	—	24

Net cash provided by (used in) financing activities	154	(352)	(91)	21	443	175

Effect of exchange rate changes on cash	—	—	—	2	—	2

Increase (decrease) in cash and cash equivalents	(52)	(67)	(106)	38	—	(187)
Cash and cash equivalents at beginning of period	92	80	133	141	—	446

Cash and cash equivalents at end of period	40	13	27	179	—	259
Less: Cash and cash equivalents at end of period – discontinued operations	—	—	—	48	—	48

Cash and cash equivalents at end of period – continuing operations	$40	$13	$27	$131	$—	$211

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2006

Millions of dollars	LCC	Guarantors	Equistar	Non- Guarantors	Eliminations	Consolidated
Net cash provided by operating activities – continuing operations	$110	$254	$189	$159	$(449)	$263
Net cash provided by operating activities – discontinued operations	—	—	—	—	—	—

Net cash provided by operating activities	110	254	189	159	(449)	263

Expenditures for property, plant and equipment	(5)	—	(22)	(11)	—	(38)
Distributions from affiliates in excess of earnings	1	—	—	—	(1)	—
Contributions and advances to affiliates	(37)	—	—	(2)	2	(37)
Loans to affiliates	—	(5)	—	(72)	77	—

Net cash used in investing activities – continuing operations	(41)	(5)	(22)	(85)	78	(75)
Net cash used in investing activities – discontinued operations	—	—	—	(10)	—	(10)

Net cash used in investing activities	(41)	(5)	(22)	(95)	78	(85)

Repayment of long-term debt	(52)	—	(150)	(241)	—	(443)
Proceeds from notes payable to affiliates	77	—	—	—	(77)	—
Dividends paid	(56)	(38)	—	—	38	(56)
Proceeds from and tax benefits of stock option exercises	2	—	—	—	—	2
Distributions to owners	—	(211)	(200)	(1)	412	—
Contributions from owners	—	—	—	2	(2)	—
Other, net	(1)	—	1	1	—	1

Net cash used in financing activities – continuing operations	(30)	(249)	(349)	(239)	371	(496)
Net cash used in financing activities – discontinued operations	—	—	—	(2)	—	(2)

Net cash used in financing activities	(30)	(249)	(349)	(241)	371	(498)

Effect of exchange rate changes on cash	—	—	—	2	—	2

Increase (decrease) in cash and cash equivalents	39	—	(182)	(175)	—	(318)
Cash and cash equivalents at beginning of period	63	—	215	315	—	593

Cash and cash equivalents at end of period	102	—	33	140	—	275
Less: Cash and cash equivalents at end of period – discontinued operations	—	—	—	38	—	38

Cash and cash equivalents at end of period – continuing operations	$102	$—	$33	$102	$—	$237